Exhibit 12.1

Bank of the Ozarks, Inc.

Calculation of Ratio of Earnings to Fixed Charges

The following table presents the calculation of the consolidated ratio of earnings to fixed charges for the periods presented.

	Years Ended December 31,
	2016	2015	2014	2013	2012
	(Dollars in thousands)
Earnings:
Add:
Net income before income taxes	$424,358	$276,769	$172,447	$131,414	$110,999
Fixed charges	61,813	28,041	21,225	18,831	21,825
Other	2	2	1	3	4
Less:
Interest capitalized	(47)	(30)	(24)	(24)	(24)
Noncontrolling interest of subsidiaries	101	61	(18)	28	20
Earnings	$486,227	$304,843	$193,631	$150,252	$132,824

Fixed Charges:
Interest expense:
Deposits	$48,593	$17,716	$8,566	$6,103	$8,982
FHLB advances, fed funds purchased, subordinated notes and subordinated debentures	12,457	9,852	12,389	12,531	12,618
Interest capitalized	47	30	24	57	70
Estimated interest divided included within rental expense	716	443	246	140	155
Preferred dividend requirements	—	—	—	—	—
Fixed charges	$61,813	$28,041	$21,225	$18,831	$21,825

Ratio of Earnings to Fixed Charges (including deposit interest)	7.87	10.87	9.12	7.98	6.09

Ratio of Earnings to Fixed Charges (excluding deposit interest)	33.10	27.81	14.62	11.33	9.64

The ratio of earnings to fixed charges is computed in accordance with item 503 of Regulation S-K by dividing (1) income before income taxes, fixed charges and amortization of capitalized interest, less interest capitalized and noncontrolling interest in income of subsidiaries that have not incurred fixed charges by (2) total fixed charges.  For purposes of computing this ratio:

•

fixed charges, including interest on deposits, include all interest expense, interest capitalized and the estimated portion of rental expense attributable to interest, net of income from subleases; and

•

fixed charges, excluding interest on deposits, include interest expense (other than on deposits), interest capitalized and the estimated portion of rental expense attributable to interest, net of income from subleases.